Filed by Barrick Gold Corporation (Commission File No. 001-09059)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Newmont Mining Corporation
Commission File No.:  001-31240

The following slide was made available by Barrick Gold Corporation on March 5, 2019.

The Barrick Transaction Gives Shareholders Over 3 Times Exposure to Tier One Gold Assets Newmont Standalone2 Newmont + Goldcorp2 Why Would Newmont Shareholders Choose Dilution? Barrick Source: Thomson One Analytics and internal estimates. Consensus Gold Mining NAV based on research analyst estimates where analysts have disclosed breakdown by asset / region. Excludes copper assets and NAV attributed to exploration that is not asset specific. Tier One Gold Asset NAV includes NAV for Goldrush / Fourmile as a potential Tier One Gold Asset. Newmont Tier One Gold Assets include: Merian and Newmont Ghana. Newmont + Goldcorp Tier One Gold Assets include: Merian, Newmont Ghana and Pueblo Viejo (40%). Newmont + Barrick Tier One Gold Assets include: Merian, Newmont Ghana, Pueblo Viejo (60%), Cortez, Goldstrike / Carlin, Turquoise Ridge / Twin Creeks, Loulo-Gounkoto, Kibali, and also includes Goldrush / Fourmile as a potential Tier One Gold Asset. Mining NAV includes the after-tax NPV of Nevada Complex synergies and excludes synergies associated with exploration and project planning, supply chain and corporate G&A. Synergies are projected over a twenty year period, assuming analyst consensus commodity prices and a 5% discount rate. Newmont + Barrick2 Including Nevada Synergies3 Tier One 29% Tier One 22% Tier One 72% The Goldcorp merger dilutes Newmont’s asset quality Consensus Gold Mining NAV1 – Tier One Gold Mining NAV as a Percentage of Total Gold Mining NAV Why This? Tier One Gold Assets 72% Tier One Gold Assets 22% Tier One Gold Assets 29%

Additional Information and Where to Find It

Barrick may file a registration statement on Form F-4 containing a prospectus of Barrick with the SEC in connection with the proposed transaction or a proxy statement (the “Barrick Proxy”) in connection with Newmont’s special meeting of stockholders. Any definitive proxy statement or final prospectus will be  sent to the stockholders of Newmont. Investors and security holders are urged to read the Barrick Proxy, the prospectus and any other relevant document filed with the SEC if and when they become available, because they will contain important information about Barrick, Newmont and the proposed transaction. The Barrick Proxy, the prospectus and other documents relating to the proposed transaction (if and when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (if and when they become available) can also be obtained free of charge from Barrick by directing a request to: Barrick Investor Relations: +1 416 861-9911, toll free (North America) at 1-800-720-7415 and 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada.

Participants in Solicitation

This communication is a not a solicitation of a proxy from any investor or securityholder. However,  Barrick and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Newmont stockholders in connection with Newmont’s special meeting of stockholders under the rules of the SEC. Certain information about the directors and executive officers of Barrick may be found in its 2017 Annual Report on Form 40-F filed with the SEC on March 26, 2018. Additional information regarding the interests of these participants will also be included in the proxy statement and the prospectus regarding the proposed transaction if and when they become available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.